FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated November 6, 2012
2	Translation of letter to the Buenos Aires Stock Exchange dated November 6, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, November 6, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Financial Statements as of 09/30/2012

      In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on November 6, 2012, the consolidated financial statements for the nine-month period ended September 30, 2012. Relevant information of such financials statements of YPF S.A. follows:
1) Statement of income (1) (in millions of pesos)
Attributable to shareholders of the Company	2,883
Attributable to minority interests	-
Total net income for the period	2,883
2) Other comprehensive income (1) (in millions of pesos)
Attributable to shareholders of the Company	2,896
Attributable to minority interests	-
Total other comprehensive income for the period	2,896
3) Comprehensive income (1) (in millions of pesos)
Attributable to shareholders of the Company		5,779
Attributable to minority interests		-
Total comprehensive income for the period		5,779
4) Detail of Shareholders’ equity as of 09/30/2012 (1) (in millions of pesos)
Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	6,101
Issuance premiums	640
Total shareholders’ contributions		10,674
Legal reserve		2,007
Reserve for future dividends		303
Reserve for future investments		5,751
Other comprehensive income		4,760
Retained earning		5,704
Subtotal Shareholders’ equity		29,199
Minority interests		-
Total Shareholders’ equity		29,199

(1) Amounts in accordance with IFRS

TRANSLATION

Subsection o)-Shares owned by the parent group

Law No. 26,741, enacted on May 4, 2012, declared of public interest and subject to expropriation 51% of the equity of YPF S.A. represented by an identical stake of class D shares of the Company owned by Repsol YPF S.A., its controlled or controlling entities. The expropriated shares will be assigned as follows: 51% to the Federal Government and 49% to the Argentine provinces who integrate the Federal Organization of Hydrocarbon Producers States and accept the transferred shares.

As of the date hereof, the total shares for which the Federal Government exercises all political rights described in Law No. 26,741 and which represents 51% of the equity of YPF S.A. amounts to 200,590,525 shares, which include 200,589,525 class D shares of Repsol YPF S.A. which are subject to expropriation and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

As of the date hereof, the Federal Government, with legal domicile at Hipólito Yrigoyen 250, exercises all political rights inherent to the shares representing 51% of the equity of YPF S.A.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

Item 2

TRANSLATION

Autonomous City of Buenos Aires, November 6, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

     The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange, Article 23, section 3).

     The Board of Directors at a meeting held on the date hereof, decided to pay a dividend in cash of 0.77 Argentine pesos per share with no class distinction. Such dividend shall be made available to all shareholders on November 19, 2012, or on any subsequent date due to the application of the rules governing the jurisdiction where the Company's shares are listed. The exchange rate to be used for payment of the ADRs shall be that of the United States dollar in the free exchange market – selling rate – forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

      Sincerely yours,

Gabriel E. Abalos
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 7, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer